Mail Stop 4561

	June 7, 2006

Sudhakar Kesavan
Chief Executive Officer
ICF International, Inc.
9300 Lee Highway
Fairfax, Virginia 22031

Re:	ICF International, Inc.
      Registration Statement on Form S-1
      Filed May 11, 2006
      File No. 333-134018

Dear Mr. Kesavan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.
We note, for example, cites to the International Energy Agency and U.S. Department of Transportation on page 2.

Prospectus Cover Page
2. We note the disclosure regarding the application to have your common stock approved for quotation on the Nasdaq. Please advise us of the basis for your belief that you will be quoted on the Nasdaq.
Please refer to the note to Item 202 of Regulation S-K.
3. Please revise to delete the reference to "sole book-running manager" from the cover page. This information is more appropriate for the underwriting section of the prospectus or the back cover page.

Prospectus Summary, page 1
4. The summary should provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example, disclosure relating to "Market Opportunity" starting on page 2 is repeated on page 59 through 62. Disclosure regarding your competitive strengths and business strategy on pages 3-4 is repeated on pages 62 through 65. Please revise to delete repetitious disclosure. If you wish to retain information about your market opportunity, competitive strengths, and business strategy in the summary, please limit the disclosure to a brief summary rather than the detailed disclosure you currently provide.

ICF International, Inc., page 1
5. To the extent that you retain disclosure regarding your backlog as of December 31, 2005, please revise to briefly describe how backlog is calculated.

Risk Factors, page 4
6. Please revise the risk factor at arrow one to indicate the extent to which your revenues are derived from contracts with the federal government and its agencies.

Risk Factors, page 10
7. Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business. For example, we note the heading "Our commercial business depends on the energy sector of the global economy, which is highly cyclical," on page 13. Please review and revise subheadings to succinctly state the risks that will result from the facts or circumstances you discuss.



Risks related to our industry

The failure by Congress to approve budgets in a timely manner for the federal agencies and departments we support could delay and reduce spending and cause us to lose revenue and profit, page 10
8. Please revise to reference the impact that failure to approve a budget timely would have on your operating results.

Unfavorable government audit results could force us to adjust previously reported operating results, could affect future operating results and could subject us to a variety of penalties and sanctions, page 11
9. We note that government audits have been completed on your incurred contract costs through 2001. Please advise us as to whether you have historically had any negative audits or any determination by the DCAA or other agencies that costs were improperly allocated. If so, please revise to provide brief disclosure in this regard.

Risks related to our business

We are dependent on contracts with U.S. federal government
agencies
and departments for the majority of our revenue and profit, page
12
10. The concluding sentence of this risk factor appears to contradict the first sentence of the paragraph wherein you state that you believe one of the key elements of your success is your position as a prime contractor under GSA Schedule contracts and other IDIQ contracts. Please revise to address this inconsistency or advise.

The loss of key members of our senior management team could impair our relationships with clients and disrupt the management of our business, page 14
11. Please revise to identify the key members of senior management upon whom you rely.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market shares, page 16
12. Please confirm, if true, that the principal competitors whom you have named are representative of your competitors as a whole.


We have incurred substantial amounts of debt and expect to incur additional debt in the future, which could substantially reduce our profitability, limit our ability to pursue certain business opportunities, and reduce the value of your investment, page 18
13. Because of the length of this risk factor, please revise to break out the risks related to your debt both present and future under separate risk factor sub-headings.
14. We note your statement in paragraph two that at times you "have not fulfilled the covenants, maintained the ratios, or complied with the financial tests specified in [y]our financial arrangements," or have done so only marginally. Please revise, as applicable, to disclose the ramifications of not fulfilling the covenants, or doing so only on a marginal basis.

Our international operations pose special and unusual risks to our profitability and operating results, page 19
15. Please identify for us the "other foreign countries" where ICF International performs work.

The diversity of the services we provide and the clients we serve may create actual, potential and perceived conflicts of interest and conflicts of business that limit our growth and lead to liability for us, page 22
16. Please revise to briefly describe the internal process for determining whether a project would create a potential or actual conflict of interest.

Our principal investor and some members of our board of directors may have conflicts of interest that could hinder our ability to make acquisitions, page 26
17. Please revise to address whether there are mechanisms in place to address conflicts of interest arising when the acquisition goals of
ICF International and CMEP or FSAC are similar with respect to a particular complementary business.
18. Please advise whether FSAC has identified any federal services business for acquisition. We note that FSAC has earmarked $120 million for this purpose.

We have never operated as a public company, and fulfilling our obligations incident to being a public company will be expensive and time consuming, page 26
19. Please revise to provide an estimate of the costs associated with being a public company.



Use of Proceeds, page 31
20. We note that you will use a portion of the proceeds from this offering for debt repayment. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation
S-K.

Capitalization, page 33
21. Please advise us why the current portion of long-term debt is not included in the sum of your total capitalization or revise accordingly.

Selected consolidated financial and other data, page 38
22. Reference is made to your classification of the unusual expense included in EBITDA. Since non-cash compensation is an ordinary expense, please consider clearly stating the nature of the charge rather than characterizing it as unusual.

Management`s Discussion and Analysis, page 41
23. The final sentence of your introductory paragraph suggests that there may be other factors possibly affecting operating results of which you are presently aware, but have not included as risk factor disclosure. Please advise or revise.

Liquidity and Capital Resources, page 52
24. Please revise to quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements.
25. We note disclosure on page 18 in the Risk Factors section, indicating that your financing arrangements require you to maintain specified financial ratios and tests. Please expand your disclosure to briefly describe these financial ratios and tests. Also indicate whether you are currently in compliance with those ratios and tests.

Cash and net working capital, page 52
26. We note your disclosure that as part of your acquisitions of Synergy and Caliber, you acquired receivables which were higher in terms of days sales outstanding than the company as a whole. Tell us what consideration you have given to discussing the potential credit risk related to these receivables and how management intends to address any increased risk.


Cash flow, page 52
27. Please revise to clarify why you experienced a decrease in deferred revenue and accrued expenses in fiscal 2004.

Credit Agreement, page 53
28. The last paragraph on page 53 indicates that you expect to enter into new credit facilities after completion of this offering. Please revise to clarify how you will finance working capital needs and fund future acquisitions if you are unsuccessful in securing new credit facilities on favorable terms.
29. Refer to the table at the top of page 54. Please revise to clarify whether the amounts outstanding include accrued but unpaid interest, or if they reflect principal only. Also, please clarify whether the amount of term loans outstanding includes amounts under both the term loan maturing in 2010 and the short-term loan maturing in January 2007. If so, please show those amounts separately in the table.

Contractual Obligations, page 54
30. Please revise, as applicable, to describe any provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.
31. Please tell us why the table indicates that a portion of your term loan will mature in less than 1 year and in 1-3 years. We note disclosure on page 53 indicating that the maturity date of your term loan is October 2010. Similarly, please tell us why the table reflects two different maturity periods for the time loan.

Business

Focus on high margin projects, page 65
32. Please revise to briefly identify the basis for your expectation that the energy industry will be a "particularly attractive market" for you over the next decade.

Services and Solutions, page 66
33. Please revise to include a definition of "NEPA."



Environment and infrastructure, page 70
34. We note your statement that for more than three decades you have been a "leading" provider of services for the design, evaluation and implementation of environmental polices and projects across all environmental media. Please revise to indicate the measure whereby you determined that you are a leading provider, whether by revenues or some other means. Also, provide independent third-party support for your assertion that you are a leader in this field.

Corporate Governance and Board Committees, page 80
35. Please provide additional disclosure regarding each committee to discuss the frequency with which each will have meetings.

Compensation Committee Interlocks and Insider Participation, page
81
36. Please revise to identify the entity for which Peter Schulte serves as a member of the board of directors or compensation committee. Identify any other executive officers of that entity that serve as members of ICF`s board of directors.

Executive Compensation

Summary Compensation Table, page 83
37. We note disclosure on page 85 indicating that on October 1,
2005
you entered into an employment agreement under which Mr. Croan would
receive a base salary of $194,000 per year.  Please confirm, if true,
that Mr. Croan did not receive salary and bonus of at least
$100,000
for the year ended December 31, 2005, such that it was appropriate not to include disclosure pursuant to Item 402 of Regulation S-K identifying Mr. Croan as one of the most highly compensated executive officers for that year.
38. Please revise the table to clarify, by footnote or otherwise, whether amounts paid as bonus were paid under the terms of the Employee Annual Incentive Compensation Pool Plan, or whether the bonus amounts were paid at the discretion of the board of directors or the compensation committee.
39. Please revise the summary compensation table to reflect shares underlying all options granted to the named executive officers in each of the three fiscal years shown. For example, we note that the option grants table on page 84 indicates that you granted options to
Mr. Stewart and Ms. Glover in 2005; however, the shares underlying those options do not appear in the summary compensation table.


2005 Restricted Stock Plan, page 86
40. Please revise to clarify whether any shares of restricted stock have been granted to date under the plan. If so, please revise the summary compensation table on page 83 to reflect those shares, if appropriate.

Principal and selling stockholders, page 92
41. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
42. We note that you have included "Entities Affiliated with CM Equity Partners, L.P." in your selling shareholder table. This aggregate disclosure does not appear consistent with the requirement of Item 507 of Regulation S-K, which states that "each" selling shareholder be named, and that the attendant disclosure with respect to share ownership be broken out. Please revise to provide all disclosure required by Item 507 of Regulation S-K.
43. We note disclosure in footnote (1) indicating that Messrs. Shulte, Jacks, and Hopkins beneficially own the shares held by affiliates of CM Equity Partners, L.P. Please revise the table to separately identify these three individuals and to show the full amount of their beneficial ownership. Disclaimers of beneficial ownership may be disclosed by footnotes to the table.

Underwriting, page 104
44. At the conclusion of the first paragraph you describe the underwriting agreement as subject to terms and conditions. Please provide to us a draft copy of the underwriting agreement, so that we may review in more detail the terms and conditions.
45. We note the discussion beginning on page 107 regarding the offering of stock in foreign countries. Please tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.







Financial Statements - ICF International, Inc, and Subsidiaries

General
46. Update your financial statements pursuant to 3-12 of Regulation
S-X.

Consolidated Statements of Operations, page F-4
47. Please advise us how your presentation of non-cash compensation as a separate line item on the face of your statement of operations complies with the guidance in SAB Topic 14F or revise accordingly.

Note B - Summary of Significant Accounting Policies

Revenue Recognition, page F-8
48. Further explain how you determine the pro-rata portion of fixed fees to be recognized on cost-type contracts and tell us if the referenced probable and estimable fees are billable under the contractual terms. Also, we note that actual and anticipated awards are considered in estimating revenues. Clarify your basis for the consideration of award fees prior to the time in which they are triggered under the terms of the contract.
49. We note that under certain circumstances you may proceed with work prior to signing formal contract documents. Please clarify how you determine persuasive evidence of an arrangement exists in these circumstances under SAB Topic 13A2. Advise us of your customary business practices as it relates to these customers and how your policy is consistent with those practices. Lastly, explain what legal rights you have to payment in situations where services have been performed without a contract.

Stock-based compensation plan, page F-11
50. Tell us how you determined the fair value of the Company`s stock
for purposes of calculating the charge to compensation expense on the
date the vesting of all outstanding unvested options was
accelerated.
Include in your response a discussion of the valuation methodology as
well as the significant assumptions used by the Company in
determining the fair value.   In addition tell us what
consideration
was given to the pending initial public offering and how that factored into your valuation.





Note C - Acquisitions, page F-13
51. Explain to us how you have considered the disclosure requirements of paragraph 51(b) of SFAS 141 as it relates to goodwill acquired as part of the acquisition transactions.
52. Tell us how you have complied with the disclosure requirements in paragraph 51(d) of SFAS 141 as it relates to the stock issued in connection with the Synergy, Inc. acquisition. Include in your response the number of shares issued and a discussion of the valuation methodology as well as the significant assumptions used in determining the fair value.
53. Based on your discussion here it appears that you have concluded that any earnout payments resulting from your acquisition of Caliber
Associates, Inc should be accounted for as an adjustment to the purchase price. In a supplemental response to us, please explain how you have considered the guidance in EITF 95-8 in determining the appropriate accounting treatment. Specifically address whether the former owners to which payment is being made are current employees of the Company, and if so whether any continuing employment criteria must be met in order for the employee to be eligible to receive the payment.

Note N - Stockholders` Equity, page F-25
54. For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, tell us what consideration was given to disclosing in the notes to the financial statements the following:
* For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
* Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
* Indicate whether or not the valuation was performed by an unrelated third party.

Financial Statements - December 31, 2004 Audited Financial
Statements
of Caliber Associates, Inc.

Report of Independent Accountants, page F-28
55. Please have your auditors revise their report to include the city and state of the office issuing the opinion.


Financial Statements - September 30, 2005 Unaudited Financial
Statements of Caliber Associates, Inc.
56. We note the reference at the bottom of your financial statements to the independent accountants` review report. Please tell us where this report has been included in your filing or include it in your next amendment.

Part II

Item 15.  Recent Sales of Unregistered Securities
57. Please revise to identify the exemption relied upon for each issuance and to provide a description of the facts that support your use of each such exemption. We note the general disclosure at the end of this section, however, the specific exemption relied upon for each transaction is not clear.
58. Please revise to indicate the type and amount of consideration received in each in connection with the issuance of options.

Item 16.  Exhibits
59. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at
(202) 551-3415 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director


cc:	James J. Maiwurm, Esq. (via facsimile)
      Squire, Sanders & Dempsey LLP










Mr. Sudhakar Kesavan
ICF International, Inc.
June 7, 2006
Page 1